Exhibit 99.1
Press Release
Sify revenues for 2nd Quarter 07-08 at $37.02 million
Revenues grow 4.7% over preceding quarter, 6.4% over previous year
Chennai, Wednesday 24th October 2007. Sify Technologies Limited (Nasdaq Global Markets: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated US GAAP results for the second quarter ended 30th September 2007.
Quarter 2 07-08 Performance Highlights:
•	Sify reported revenues of $37.02 million for the 2nd quarter ended 30th September 07, 4.7% higher than the immediately preceding quarter, and 6.4% over the same period last fiscal.

•	Sify’s Net Profit before exceptional items was $1.12 million as against $0.58 million in the previous quarter. Post exceptional items, the Net Loss for the quarter is $1.25 million as compared to the previous quarter’s Net Loss of $1.27 million.

•	Sify incurred exceptional expenses of $1.8 million for legal expenses this quarter related to a case against another Internet company.

•	Sify’s Cash Profit, in adjusted EBITDA terms was $3.97 million as against a cash profit of $3.32 million in the preceding quarter. Cash profit for the same period last year was $4.10 million.

•	Sify ended the quarter with a cash balance of $50.3 million after capital expenditure of $4.12 million during the quarter. Positive cash generated from operations before exceptional items stood at $6.84 million at the end of the quarter.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify, said, “We have done well to accelerate our revenues in the enterprise segment where the business model and our team are now well set and beginning to yield results. We will continue to grow revenues with more aggressive marketing of these services going forwards. We have also initiated the integration of our consumer service lines and infrastructure to leverage synergies in this segment. I believe we will be able to see the results of these initiatives over the next two quarters. However, the full benefit of these efforts will be realized during the course of next year”.

Mr. MP Vijay Kumar, Sify CFO, said, “While the quarter has seen growth and cash generated from operations, at gross margin level there is some decline partly due to changes in our revenue mix. However our revenues in absolute terms will be higher due to continued growth in future. Our efforts to bring down the Provision for Doubtful Debts have resulted in their coming down to less than significant levels, and I believe we will be able to manage them at these levels going forwards. We have also done well to generate cash from operations during the quarter and expect to continue doing so in future”.
Summarised Results : (Unaudited)
( In $ million, all translated at $1 = Rs. 39.75 )

Description	Quarter ended		Quarter ended	Year ended
	30-Sep		30 June	31 Mar
	2007	2006	2007	2007

Corporate services	24.23	19.83	22.36	79.60
Retail internet access	10.18	12.24	10.39	46.45
Interactive services	1.25	1.76	1.12	6.61
Others	1.35	0.96	1.48	4.38

Sales Revenue	37.02	34.80	35.35	137.04

Cost of Revenues	(20.91)	(17.76)	(18.93)	(73.16)

Gross Margin	16.11	17.03	16.42	63.88

Gross Margin (%)	43.5%	49.0%	46.5%	46.6%

Selling, General and Admin Expense	(13.57)	(13.40)	(13.50)	(51.18)
Forex Gain / (Loss)	(0.02)	0.01	(0.49)	0.21
EBITDA share for Affiliates	1.40	0.44	0.89	2.54
Net Other Expense	0.04	0.01	(0.00)	(0.03)

Adjusted EBITDA *	3.97	4.10	3.32	15.41

Reconciliation items :
Depreciation & amortization	(3.57)	(3.09)	(3.38)	(13.13)
Below EBITDA Share of Affiliates	(0.32)	(0.24)	(0.32)	(0.77)
Net interest	1.04	0.95	0.96	3.73

Net Profit /(loss) Before Exceptional item and tax	1.12	1.73	0.58	5.24

Exceptional item (Legal Charges)	(1.80)	—	(1.47)	(1.48)
Tax	(0.36)	—	(0.26)	1.73

Net income / (loss) — After tax before Minority Interest	(1.03)	1.73	(1.14)	5.49

Minority Interest	(0.21)	—	(0.14)	(0.77)

Net income / (loss) — After minority interest	(1.25)	1.73	(1.27)	4.73

Adjusted EBITDA* / (loss) $/ADR	0.09	0.10	0.08	0.36
Net income / (loss) $/ADR	(0.02)	0.04	(0.03)	0.13
* Adjusted EBITDA represent net income / (loss) before interest, income tax, depreciation and amortization impairment of intangible assets.

Non Financial Indicators	Sep-07	Jun-07	Mar-07
Iway
Subscribers active 3 months (in 000’s)	1,009	1,108	1,086
No of Iways	3,831	3,713	3,638
Café Additions	161	164	130
No of Cities	164	163	158

Broadband
Subscribers (in 000’s)	211	208	216
No of CTOs	2,033	2,027	1,958
ARPU (in Rs)	340	337	349

Technology
No of PoPs	236	221	188
Highlights of the quarter:
Domestic Enterprise Services:
During the quarter Sify launched a number of strategic new services including
•	Hosted Contact Center solutions for the Domestic & International IT Enabled Services and call center companies.

•	Managed Voice Services for inbound services on Multi Protocol Label Switching (MPLS) connectivity that enables voice, video and data carriage on Internet protocol.

•	Premium Anti-Virus and Anti-Spam services were launched as a part of our Software as a Service (SaaS) offerings. This is targeted towards the Small and Medium enterprises segment to protect their Messaging systems.
Key wins for the quarter include: During the quarter there were a number of orders won for products and services offered by Sify. Some key wins of significant strategic importance for the organization.
•	AT&T, Shoppers Stop for Hosting Services

•	VPN order from ICRA, a leading investment and credit rating agency in India

•	Kotak Securities for Messaging Services

•	Kuoni Travel Services group for Security Consulting services

•	Oriental Insurance Company of India signed a large wide area network contract covering 900 locations across the country

•	Tata Teleservices for Document Management Solutions
International Enterprise Services:
Infrastructure Management Services:
During the quarter, Sify successfully transitioned to offshore the first order for a remote network monitoring service for a global auto major. Many more RFPs have been received subsequently from the same customer.
Sify’s UK branch registration was successfully completed during the quarter, which now gives us the ability to pursue business in the UK and Europe.

eLearning Services:
Sify eLearning won two more international Brandon Hall Excellence in Learning Awards, silver and a bronze, for eLearning courses developed for Cisco and GE, two of our key customers. This recognition follows our winning two Gold awards last year, again for courses developed for Cisco and GE.
Sify eLearning has also won new orders from a global software company for developing their eLearning curriculum.
Consumer One Services:
Broadband:
Launch of Sify Anywhere : One of the key initiatives during the quarter was the launch of Sify Anywhere. Sify Anywhere is a good example of the Sify’s ability to synergize services, with users now being able to access the Net as a broadband account from home, from any of the over 3500 iWay cyber cafes, as a dialup connection and even wi-fi. Sify Anywhere was launched in the cities of Mumbai and Delhi with a host of visibility and below the line activities. The below the line activities done creatively, including kite flying at the India Gate in Delhi and motorbike cavalcades through the cities, not only captured the imagination of the people but also drove home the message of Sify Anywhere.
International calls using VoIP : Sify’s Internet Telephony Booths (ITBs) enable the common man to walk in and make an International call at very low rates. The beginning of the second quarter saw a price revision of the end user rates making it simple and even more affordable. Instead of a long list of different rates for each country, it was simplified by clubbing together countries into 4 categories either at Rs.2 per min, Rs.4, Rs.8 or Rs.10. This initiative resulted in a 40% growth of voice minutes during the quarter vis-à-vis the previous quarter.
Alternate to the last mile : With the objective of ensuring quality of service as well as enabling reach, a pilot deployment of wireless technology for home consumers was done in Bangalore. The objective of the pilot was to study customer acceptance as well as judge the service delivery. The pilot saw 72 customers at the end of the quarter.
Growth through DSAs. The appointment of Direct selling Agents has been a strategic initiative to further customer acquisition. The DSA program saw a 62% growth in customer acquisition in this quarter compared to Q1.
iWay cyber cafes:
Extended Hours: Over 175 cafes now open at six AM and remain open for longer to enable additional hours when subscribers can use the services.
eCommerce services: With continued focus, the value of ecommerce transactions through the chain continues to increase with the number of transactions increased by 67%.
Alliances: Over a 100 cafes now have flat screens into which advertisements are beamed on a revenue share basis with an Out of Home Media company. This objective is to progressively increase this coverage for additional revenues. Sify also entered into an alliance with Xerox for photocopying services at the iWays.
Promotions: Over five hundred mini promotions at the cafes were done across multiple cities to expose new users to the cafes and draw in additional traffic.

Portals:
Sify.com entered into an alliance with the popular TV channel Sony Entertainment Television to increase brand visibility and bring viewers of popular TV shows on to the Internet medium. In turn these viewers can increase their involvement with the TV show through online information and interaction platforms on sify.com like message boards, polls and chats. The success of this initiative was evident with over 300,000 messages received from users on the reality show website for Indian Idol on sify.com.
The official site for Indian idol on sify.com is www.indianidol.sify.com. This site contributed to 15% of the incremental page views for Sify.com and was accessed by 5% of the country’s Internet users during the quarter. Sony has once again partnered with Sify.com for the website of Jhalak Dikhla Jaa, the Indian version of the dance-based reality show “Dancing with the stars”. The website offers video clips from the show, exclusive moments, recaps etc. and is also highly interactive, offering polls, message boards and chats
To gain new visitors from amongst young Indians living abroad to work and study, the leading website, for overseas Indians, Samachar.com was revamped with an all new look and feel with new services in keeping with user feedback.Samchar.com brings India up close and personal to Indians overseas, with users now able to search archives for news by date and from over 100 publications in 6 languages. The Samachar.com directory was launched to enable users to list their business or services to be able to find buyers and sellers.
During the quarter, Sify.com launched www.chennailive.in, the first broadband and video website for the city of Chennai. After the successful launch of mumbailive.in, bangalorelive.in, & hyderabadlive.in, this is the fourth broadband city portal from Sify.com, which brings these cities live in video on the web for the citizens of these cities. This site was designed based on learning from the other city sites and was made a text cum video site since users preferred to read text descriptions as a precursor to watching the videos.
Sify shopping had increasing transactions during the Raksha Bandhan festival season celebrated through out the country and by Indians living abroad, where gifts are exchanged between brothers and sisters. A large number of gifting products like Rakhi gift hampers, jewellery, gift vouchers etc were sent through Sifymall.com. Sifymall.com also entered into alliances with credit card companies to increase transactions and provide better value, offers and discounts to their users.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 236 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 164 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact

Mr. David Appasamy	Trúc N. Nguyen
Investor Relations	Investor Relations
Sify Technologies Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com

Stacy Dimakakos
Media Queries
The Global Consulting Group
646- 284-9455
Email: sdimakakos@hfgcg.com